Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

June 25, 2021

            Re:      Givemepower Corporation

Amendment No. 5 to Registration Statement on Form S-1

Filed April 28, 2021

File No. 333-252208

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 5 to Registration Statement on Form S-1

General

1.      We note that your independent registered public accounting firm did not opine on your financial statements as of and for the period ended December 31, 2019, and that those financial statements were audited by another accountant. Please revise your filing to include a report on your December 31, 2019 financial statements from your predecessor auditor. Your amendment should also include an up to date consent from your predecessor auditor. In addition, we note that you filed an item 4.01 8-K related to your change in accountants on February 25, 2021. Please confirm for us that you have received a letter from your predecessor auditor indicating whether they agree with the statements made in your item 4.01 8-K and amend your 8-K to include that letter as an exhibit.

We have updated the financial statements to include the December 31, 2019 financial statements from our predecessor auditor and updated consent.  We have amended our 8-K to include as attachment, the predecessor auditor’s agreement with the statement in our item 4.01 8-K.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer